Exhibit 99.1
WNS Announces Second Quarter Fiscal 2012 Earnings
Highlights:
GAAP Financials1
•	Q2 revenue of $117.9 million, down 23.5% from the corresponding quarter last year (primarily due to change in accounting for repair payments)[2] and down 6.2% sequentially

•	Q2 profit of $3.4 million, compared to profit of $6.0 million in the corresponding quarter last year and profit of $0.7 million sequentially

•	Q2 diluted earnings per ADS of $0.08, compared to diluted earnings per ADS of $0.13 in the corresponding quarter last year and diluted earnings per ADS of $0.01 sequentially
Non-GAAP Financial Measures*
•	Q2 revenue less repair payments[3] of $100.2 million, up 7.6% from the corresponding quarter last year and up 2.4% sequentially

•	Q2 ANI[4] of $12.0 million, compared to $14.5 million the corresponding quarter last year and $10.0 million sequentially

•	Q2 adjusted diluted net income per ADS of $0.26, compared to $0.32 in the corresponding quarter last year and $0.22 sequentially
Operations Update
•	Added 3 new clients in the quarter, expanded 10 existing relationships

•	Days sales outstanding (DSO) at 35 days

•	Global headcount of 21,565 as of September 30, 2011
NEW YORK, NY and MUMBAI, INDIA, October 19, 2011 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal second quarter 2012 ended September 30, 2011.
“Over the last few quarters, we have begun to see the results of the key strategic investments we have made in the business and the focused efforts of the WNS team,” said Keshav Murugesh, WNS Group Chief Executive Officer. “From a top line perspective, revenue less repair payments continued to improve in the face of currency headwinds. Our revenue less repair payments in the fiscal second quarter crossed the $100 million mark for the first time in the past three years, and on a constant currency5 basis grew at an accelerating rate for the third consecutive quarter.
While we continued to invest in SG&A during the second quarter, sequential revenue growth drove improved operating leverage. Combined with depreciation in the Indian rupee, the company was able to sequentially expand gross margin, operating margin and profit in the second quarter.

[1]	GAAP refers to International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

[2]	Refer to the press release dated 21st July, 2011 explaining the change in accounting for repair payments.

[3]
Payments to repair centers, and therefore a difference between revenue and revenue less repair payments, only applies to the Auto Claims business. For all other businesses, revenue less repair payments is the same as revenue.

[4]	Profit under IFRS excluding amortization of intangible assets and share-based compensation expense.

[5]	Revenue less repair payment growth, on a constant currency basis, is derived by applying the foreign currency exchange rate of the reporting period to the preceding periods.

*	This is a non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below.

Although macroeconomic uncertainty persists, the environment for BPO services remains relatively stable and healthy. Decision cycles are still long, but we are seeing continued improvement in the quantity, quality and size of the deals in our pipeline. We believe that the pipeline reflects increased traction from our expanded and upgraded sales function, with the true benefits of these investments yet to come.”
Fiscal Second Quarter 2012 Financial Results
All discussions below refer to non-GAAP financial measures. The financial information in this release is focused on non-GAAP measures as we believe that this is a true representation of our operating performance. Reconciliations of these non-GAAP measures to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below. A discussion of our GAAP measures will be contained in our Management’s Discussion and Analysis of Financial Condition and Results of Operations accompanying our second fiscal quarter 2012 financial statements to be submitted to the SEC under a report on Form 6-K shortly.
Revenue less repair payments for the fiscal second quarter 2012 increased 7.6 percent to $100.2 million, compared to $93.1 million in the prior fiscal year period, and increased sequentially 2.4 percent from $97.8 million. The increase compared to prior year period was primarily due to higher volumes in the Insurance, Consulting and professional services, Travel & leisure, Diversified businesses and Utilities verticals and a stronger British pound. The sequential increase for the fiscal second quarter was driven by higher volume in the Travel & leisure, Consulting & professional services and Utilities verticals, which was partially offset by a weaker British pound.
Adjusted gross profit excluding share based compensation expense, as a percentage of revenue less repair payments, was 32.8 percent in the fiscal second quarter 2012, compared to 36.4 percent in the prior fiscal year period, and 31.3 percent sequentially. The decrease in adjusted gross profit compared to the prior year period was primarily due to wage inflation and a stronger Indian Rupee. The sequential improvement was primarily due to the impact of higher revenue and a weaker Indian rupee during the quarter.
Adjusted selling and marketing (S&M) expenses excluding share based compensation expense, as a percentage of revenue less repair payments, was 6.9 percent in the fiscal second quarter 2012, compared to 6.8 percent in the prior fiscal year period and 6.7 percent sequentially. The sequential spending increase of $0.4 million was primarily the result of WNS’s ongoing investments in the breadth and depth of client-facing teams, along with programs targeted at improving corporate branding and marketing. WNS anticipates maintaining a consistent level of investment on a percentage basis in support of its growth strategies.
Adjusted general and administrative (G&A) expenses excluding share based compensation expense, as a percentage of revenue less repair payments, was 12.3 percent in the fiscal second quarter 2012, compared to 13.5 percent in the prior fiscal year period and 12.0 percent sequentially. The decrease compared to the prior fiscal year was primarily the result of cost optimization in support functions and better operating leverage.
Adjusted operating profit excluding amortization of intangible assets and share based compensation, as a percentage of revenue less repair payments, was 15.4 percent in the fiscal second quarter 2012, compared to 17.9 percent in the prior fiscal year period and 14.0 percent sequentially.
Adjusted net income (ANI) for the fiscal second quarter 2012 was $12.0 million or $0.26 adjusted diluted income per ADS, compared to $14.5 million or $0.32 adjusted diluted income per ADS in the prior fiscal year period and adjusted net income of $10.0 million or $0.22 adjusted diluted income per ADS sequentially. Adjusted net income for the second quarter 2012 has decreased compared with the fiscal second quarter of 2011 as a result of wage increases, a stronger Indian rupee and a higher tax rate associated with tax holiday expirations. The sequential increase was primarily the result of higher revenue less repair payments and a weaker Indian rupee.

From a balance sheet perspective, WNS ended the fiscal second quarter with $16.1 million in cash. Days sales outstanding has improved to 35 days, as compared to 39 days in the prior quarter. WNS also made a scheduled repayment of $20 million on its term loan on July 11, 2011.
Fiscal 2012 Guidance
WNS updates its guidance for the fiscal year ending March 31, 2012 as follows:
•	Revenue less repair payments is expected to be between $388 million and $404 million. This assumes an average GBP to USD exchange rate of 1.55 for the fiscal third and fourth quarters of 2012.

•	Adjusted net income is expected to range between $44 million and $47 million. This assumes an average USD to INR exchange rate of 48.5 for the fiscal third and fourth quarters of 2012.
“Our guidance factors in the recent volatility in the currency markets, along with a seasonally weak fiscal third quarter for our Travel vertical. Overall, the company’s profitability and cash generation continue to be strong,” noted Alok Misra, Group Chief Financial Officer.
Conference Call
WNS will host a conference call on October 19, 2011 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-800-798-2884; international dial-in +1-617-614-6207; participant passcode 33970741. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 63233056, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 23 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Accidents Happen Assistance Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with certain third-party repair centers and clients.
Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. In order to provide accident-management services, WNS arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. WNS uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. For “non fault repairs,” revenue including repair payments is used as a primary measure. As WNS provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, WNS believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
WNS believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.
WNS presents Adjusted Net Income (ANI) and the other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2012 guidance and future profitability, relevant foreign currency exchange rates, our future operations, potential benefits from our investments in our sales function, our deal pipeline and the impact of the adoption of IFRS on our financial position and performance (including the impact of the proposed amendment to the IFRS accounting standard on hedge accounting). We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of the accounting changes and restatement of our financial statements as detailed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed with the U.S. Securities and Exchange Commission (SEC), and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:

Investors: David Mackey Sr. Vice President — Finance & Head of Investor Relations WNS (Holdings) Limited +1 248 630 5197 ir@wns.com	Media: Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

				Three month ended
	Three month ended			Sep 30, 2011 compared to
	Sep 30,	Sep 30,	Jun 30,	Sep 30,	Jun 30,
	2011	2010	2011	2010	2011
	(US dollars in millions)			(% growth)
Revenue (GAAP)	$117.9	$154.2	$125.7	(23.5)%	(6.2)%
Less: Payments to repair centers	17.7	61.1	27.8	(71.0)%	(36.4)%
Revenue less repair payments (Non-GAAP)	$100.2	$93.1	$97.8	7.6%	2.4%
Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
	(US dollars in millions)
Cost of revenue (GAAP)	$85.2	$120.4	$95.4
Less: Payments to repair centers	17.7	61.1	27.8
Less: Share-based compensation expense	0.2	0.1	0.3
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$67.3	$59.2	$67.3
Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
	(US dollars in millions)
Gross profit (GAAP)	$32.7	$33.8	$30.3
Add: Share-based compensation expense	0.2	0.1	0.3
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$32.9	$33.9	$30.6

	Three months ended
	Sep 30,	Sep 30,	June 30,
	2011	2010	2011
Gross profit as a percentage of revenue (GAAP)	27.7%	21.9%	24.1%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	32.8%	36.4%	31.3%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
	(US dollars in millions)
Selling and marketing expenses (GAAP)	$7.0	$6.4	$6.6
Less: Share-based compensation expense	0.1	0.0	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$6.9	$6.3	$6.5

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
Selling and marketing expenses as a percentage of revenue (GAAP)	5.9%	4.1%	5.3%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	6.9%	6.8%	6.7%
Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
	(US dollars in millions)
General and administrative expenses (GAAP)	$13.1	$13.0	$12.7
Less: Share-based compensation expense	0.8	0.4	1.0
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$12.3	$12.5	$11.7

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
General and administrative expenses as a percentage of revenue (GAAP)	11.1%	8.4%	10.1%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.3%	13.5%	12.0%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
	(US dollars in millions)
Operating profit (GAAP)	$6.9	$8.1	$4.4
Add: Amortization of intangible assets	7.5	7.9	$7.8
Add: Share-based compensation expense	1.1	0.6	1.5
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$15.5	$16.6	$13.7

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
Operating profit as a percentage of revenue (GAAP)	5.8%	5.3%	3.5%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	15.4%	17.9%	14.0%
Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
	(US dollars in millions)
Profit (GAAP)	$3.4	$6.0	$0.7
Add: Amortization of intangible assets	7.5	7.9	$7.8
Add: Share-based compensation expense	1.1	0.6	1.5

Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	12.0	14.5	10.0
Add: Adjustment for impact of hedge accounting	0.0	(0.3)	0.4

Adjusted net income (excluding the impact of hedge accounting)	$12.0	$14.2	$10.4

	Three months ended
	Sep 30,	Sep 30,	June 30,
	2011	2010	2011
Profit as a percentage of revenue (GAAP)	2.9%	3.9%	0.5%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.0%	15.6%	10.2%

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
Basic earnings per ADS (GAAP)	$0.08	$0.14	$0.01
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.19	0.19	0.21

Basic adjusted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.27	$0.33	$0.22

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2011	2010	2011
Diluted earnings per ADS (GAAP)	$0.08	$0.13	$0.01
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.18	0.19	0.21

Diluted adjusted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	0.26	0.32	0.22
Add: Adjustment for impact of hedge accounting	0.00	(0.01)	0.01

Adjusted diluted net income per ADS (after excluding the impact of hedge accounting)	$0.26	$0.31	$0.23